EXHIBIT 99.3

Wi-LAN Inc.

2013 Audited Consolidated

Financial Results

2013 Financial Results

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Wi-LAN Inc.

We have audited the accompanying consolidated financial statements of Wi-LAN Inc., which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of operations, shareholders’ equity and cash flows for the years then ended, and the related notes.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with generally accepted accounting principles in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wi-LAN Inc., as at December 31, 2013 and 2012 and its results of operations and cash flows for the years then ended in accordance with generally accepted accounting principles in the United States of America.

Chartered Professional Accountants, Licensed Public Accountants

February 3, 2014

Ottawa, Ontario

2013 Financial Results	2

Wi-LAN Inc.

Consolidated Statements of Operations

(in thousands of United States dollars, except share and per share amounts)

	Year ended December 31, 2013	Year ended December 31, 2012
Revenue
Royalties	$88,209	$87,960

Operating expenses
Cost of revenue	82,213	55,938
Research and development	9,293	9,010
Marketing, general and administration	13,065	12,300
Foreign exchange loss (gain)	2,538	(5,191)
Restructuring charges (Note 14)	—	418

Total operating expenses	107,109	72,475

Earnings (loss) from operations	(18,900)	15,485
Investment income	728	1,277
Interest expense	—	(1,247)
Debenture financing, net (Note 9)	—	(31,138)

Loss before income taxes	(18,172)	(15,623)

Provision for (recovery of) income tax expense (Note 3)
Current	5,980	3,480
Deferred	(6,059)	(4,583)

	(79)	(1,103)

Net and comprehensive loss	$(18,093)	$(14,520)

Loss per share (Note 11(g))
Basic	$(0.15)	$(0.12)
Diluted	$(0.15)	$(0.12)

Weighted average number of common shares
Basic	120,856,511	121,451,967
Diluted	120,856,511	121,451,967

See accompanying notes to consolidated financial statements

2013 Financial Results	3

Wi-LAN Inc.

Consolidated Balance Sheets

(in thousands of United States dollars)

As at	December 31, 2013	December 31, 2012
Current assets
Cash and cash equivalents	$130,394	$175,246
Short-term investments	1,457	1,617
Accounts receivable (Note 12)	11,999	1,139
Prepaid expenses and deposits	593	314

	144,443	178,316

Loan receivable (Note 4)	1,075	911
Furniture and equipment, net (Note 5)	2,159	1,272
Patents, net (Note 6)	150,025	116,846
Deferred tax asset (Note 3)	26,876	20,817
Goodwill	12,623	12,623

	$337,201	$330,785

Current liabilities
Accounts payable and accrued liabilities (Note 10)	$25,012	$22,406
Current portion of patent finance obligations (Note 8)	19,480	2,547

	44,492	24,953

Patent finance obligations (Note 8)	32,552	2,670
Success fee obligation (Note 10)	7,048	10,900

	84,092	38,523

Commitments and contingencies (Note 13)

Shareholders’ equity
Capital stock (Note 11 (c))	425,238	431,067
Additional paid-in capital (Note 11(d))	14,635	11,074
Accumulated other comprehensive income	16,225	16,225
Deficit	(202,989)	(166,104)

	253,109	292,262

	$337,201	$330,785

See accompanying notes to consolidated financial statements

On behalf of the Board:

Richard Shorkey	William Jenkins
Director	Director

2013 Financial Results	4

Wi-LAN Inc.

Consolidated Statements of Cash Flow

(in thousands of United States dollars)

	Year ended December 31, 2013	Year ended December 31, 2012
Cash generated from (used in)
Operations
Net loss	$(18,093)	$(14,520)
Non-cash items
Stock-based compensation	4,192	3,894
Depreciation and amortization	29,682	25,693
Foreign exchange gain (loss)	(1,350)	7,910
Deferred financing costs	—	1,746
Accretion of debt discount	—	25,175
Discount on loan receivable	—	121
Disposal of assets	80	—
Disposal of patents	43	—
Deferred income tax recovery	(6,059)	(4,583)
Accrued investment income	(156)	(32)

	8,339	45,404

Change in non-cash working capital balances
Accounts receivable	(10,860)	1,014
Prepaid expenses and deposits	(279)	(475)
Payments associated with success fee obligation	(3,897)	(12,685)
Due to related party	—	7,831
Accounts payable and accrued liabilities	(2,779)	(7,102)

Cash (used in) generated from operations	(9,476)	33,987

Financing
Dividends paid	(18,370)	(14,617)
Repayment of convertible debentures	—	(233,247)
Common shares repurchased under normal course issuer bid	(7,134)	(15,729)
Common shares issued for cash on the exercise of options	478	3,078
Common shares issued for cash from Employee Share Purchase Plan	196	231

Cash used in financing	(24,830)	(260,284)

Investing
Sale (purchase) of short-term investments	160	(93)
Loan receivable	—	(1,000)
Purchase of furniture and equipment	(1,795)	(403)
Purchase of patents	(10,261)	(25,425)

Cash used in investing	(11,896)	(26,921)

Foreign exchange (gain) loss on cash held in foreign currency	1,350	(3,722)

Net cash and cash equivalents used in the year	(44,852)	(256,940)
Cash and cash equivalents, beginning of year	175,246	432,186

Cash and cash equivalents, end of year	$130,394	$175,246

See accompanying notes to consolidated financial statements

2013 Financial Results	5

Wi-LAN Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands of United States dollars)

	Capital Stock	Additional Paid- in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance – December 31, 2011	$436,606	$14,061	$16,225	$(135,736)	$331,156

Comprehensive loss:
Net loss	—	—	—	(14,520)	(14,520)
Shares issued:
Stock-based compensation expense (Note 11(d))	—	3,894	—	—	3,894
Exercise of stock options (Note 11(c))	4,592	(1,514)	—	—	3,078
Sale of shares under Employee Share Purchase Plan (Note 11(c))	231	—	—	—	231
Shares repurchased under normal course issuer bid (Note 11(c))	(10,362)	(5,367)	—	—	(15,729)
Dividends declared (Note 11(c))	—	—	—	(15,848)	(15,848)

Balance – December 31, 2012	431,067	11,074	16,225	(166,104)	292,262

Comprehensive loss:
Net loss	—	—	—	(18,093)	(18,093)
Shares issued:
Stock-based compensation expense (Note 11(d))	—	4,192	—	—	4,192
Exercise of stock options (Note 11(c))	721	(243)	—	—	478
Sale of shares under Employee Share Purchase Plan (Note 11(c))	196	—	—	—	196
Shares repurchased under normal course issuer bid (Note 11(c))	(6,746)	(388)	—	—	(7,134)
Dividends declared (Note 11(c))	—	—	—	(18,792)	(18,792)

Balance – December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

See accompanying notes to consolidated financial statements

2013 Financial Results	6

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of third-party patent holders and, if necessary, the enforcement of their patented technologies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”). The consolidated financial statements of WiLAN include the accounts of WiLAN and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated in the consolidated financial statements.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current year. None of these reclassifications had an impact on reported net loss for any of the years presented.

The significant accounting policies are summarized below:

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the years. Actual results could differ from those estimates.

Revenue Recognition

The Company’s revenue consists principally of royalty revenue from licensing its own patent portfolio. The Company may also generate royalty revenue from licensing patent portfolios of third-party patent holders. The Company considers revenue to be earned when it has persuasive evidence of an arrangement, the obligation has been fulfilled in accordance with the terms of the licensing agreement, including delivery and acceptance, and collection is reasonably assured. The Company defers recognizing revenue until such time as all criteria are met. Determination of whether or not these criteria have been met may require the Company to make judgments, assumptions and estimates based upon current information and historical experience.

The Company’s royalty revenues consist of fixed fee and running royalty payments.

Royalties from running royalty arrangements can be based on either a percentage of sales or number of units sold for which the Company earns royalties at the time the licensees’ sales occur. The licensees are obligated to provide the Company with quarterly or semi-annual royalty reports and these reports are typically received subsequent to the period in which the licensees underlying sales occurred. The Company’s licensees do not, however, report and pay royalties owed for sales in any given reporting period until after the conclusion of that reporting period. As the Company is unable to estimate the licensees’ sales in any given reporting period to determine the royalties due to it, the Company recognizes running royalty revenues based on royalties reported by the licensees during the quarter and when other revenue recognition criteria are met. The Company monitors the receipt of royalty reports to ensure that there is not a disproportionate number of months of revenue in any given fiscal year.

2013 Financial Results	7

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Royalties from fixed fee royalty arrangements may consist of one or more installments of cash. The timing and amount of revenue recognized from each licensee depends upon a variety of factors, including the specific terms of each agreement and the nature of the deliverables and obligations. Where agreements include multiple elements, the Company assesses if the deliverables have standalone value upon delivery, and if so, accounts for each deliverable separately. When multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. WiLAN determines the relative selling price for a deliverable based on its best estimate of selling price (“BESP”). WiLAN determines BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include discounting practices, the size and volume of transactions, the customer demographic, the geographic area covered by licenses, price lists, licensing strategy, historical standalone licenses and contracted royalty rates. The determination of BESP is made through consultation with and approval by management, taking into consideration the licensing strategy.

As part of the partnership agreements with third parties, the Company is able to recover certain out-of-pocket expenses and legal costs. These amounts are included in revenue in the year which the aforementioned revenue criteria is met and the amounts become reimbursable.

Revenue arrangements with extended payment terms, where fees are fixed in one or more installments of cash and which contain terms that could impact the amounts ultimately collected, are generally recognized as collection becomes assured.

Stock-based Compensation

The Company has a share option plan (“Option Plan”) for certain employees, directors and consultants. The Company accounts for stock options using the fair value method. Compensation expense is measured at the estimated fair value of the options at the date of grant and charged to earnings on a straight-line basis over the vesting periods. The amount expensed is credited to additional paid-in capital in the period. Upon the exercise of stock options, cash received is credited to share capital together with any amount previously credited to additional paid-in capital related to the options exercised.

Deferred Stock Units (“DSUs”)

The Company has a DSU plan for certain employees and directors. The DSUs vest immediately and the Company has the right to settle the DSUs in either cash or by the issuance of common shares. The liability for outstanding units and related expense for the DSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

Restricted Share Units (“RSUs”)

The Company has a RSU plan for certain employees and directors. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on dates the RSUs vest. The RSUs vest over a three-year period. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date.

2013 Financial Results	8

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Income Taxes

The Company uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on the difference between the accounting and tax bases of the assets and liabilities and measured using the substantively enacted tax rates that are expected to be in effect when the differences are estimated to be reversed. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income during the periods prior to the expiration of the associated tax attributes.

Cost of Revenue

Cost of revenue includes patent licensing expenses, royalty obligations, staff costs (including stock-based compensation) and other costs incurred in conducting license negotiations as well as litigation and amortization expense related to acquired patents, are expensed as incurred.

Research and Development (“R&D”)

R&D includes engineering expenses, staff costs (including stock-based compensation) and certain external consultants related to the development efforts, as well as, the expenses related to the management of the patent portfolio, are expensed as incurred.

Computation of Earnings (Loss) Per Share

Basic earnings/loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings/loss per share is computed using the treasury stock method.

Foreign Currency Translation

The Company’s functional currency is the U.S. dollar; monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the balance sheet date.

The Company enters into forward foreign exchange contracts, from time to time, to manage its exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not hold or issue derivative financial instruments for trading or speculative purposes and it has chosen not to designate them as hedges. Therefore these contracts must be fair valued each quarter. The resulting gain or loss on the valuation of these financial instruments is included in net earnings/loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in bank accounts, term deposits and Guaranteed Investment Certificates (“GICs”) with maturities of three months or less at the date of the investment.

Short-term Investments

Short-term investments are designated as “held to maturity” and accounted for at amortized cost using the effective interest rate method. Short-term investments comprise GICs with maturities of one-year or less at the date of investment and their carrying value approximates their fair value.

Loan Receivable

The loan receivable is accounted for at amortized cost using the effective interest rate method.

2013 Financial Results	9

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Furniture and Equipment

Furniture and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Leasehold improvements	term of the lease
Computer equipment and software	3 years
Furniture and equipment	5 years

Patents

Patents include patents and patent rights (hereinafter, collectively “patents”) and are carried at cost less accumulated amortization. Amortization is calculated on the straight-line basis over the estimated useful life or the remaining term of the patent (up to 20 years), whichever is less. The carrying value of patents is reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. The need for impairment is assessed by comparing the carrying value to the estimated undiscounted future cash flows to be generated by those assets. If this assessment indicates that the carrying value of the patents is not recoverable, the carrying value is then compared with the estimated fair value of the assets and the carrying value is written down to the estimated fair value.

Goodwill

Goodwill is recorded as at the date of the business combination and represents the excess of the purchase price of acquired businesses over the fair value assigned to identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.

The impairment test is carried out in two steps. In the first step, the carrying value of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not to be impaired and the second step is unnecessary. The Company has one reporting unit.

In the event the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit’s goodwill is compared with its carrying value to measure the amount of any impairment loss. When the carrying value of goodwill in the reporting unit exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Patent Finance Obligations

Patent finance obligations have maturities beyond one year. Patent finance obligations, at inception, are recorded at their fair value using an estimated risk-adjusted discount rate and the carrying value is at amortized cost using the effective interest rate method.

Business Segment Information

The Company has one operating segment; Intellectual Property. The Company generates the majority of its revenues in U.S. dollars from several geographic regions; however it has allocated its revenues to the location in which the license originated. All licenses are issued in Canada and therefore all revenues are attributed to Canada.

2013 Financial Results	10

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Adoption of accounting pronouncements

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued final guidance on the presentation of reclassifications out of other comprehensive income. The amendments require an entity to provide information about the amounts reclassified out of other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in a footnote, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, only if the amount reclassified is required by U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide detail about those amounts. This amendment was effective for interim and fiscal years beginning after December 15, 2012. The amended standard did not impact the Company’s financial position or results of operations.

In July 2013, the FASB issued Accounting Standards Update (“ASU”) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU No. 2013-11 is a new accounting standard on the financial statement presentation of unrecognized tax benefits. The new accounting standards update provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new standard becomes effective for the Company on January 1, 2014 and it should be applied prospectively to unrecognized tax benefits that exist at the effective date with retrospective application permitted. The Company is required to adopt this guidance in the first quarter of 2014 and the adoption is not expected to have a material impact on the Company’s consolidated financial statements.

3.	TAXES

The reconciliation of the expected provision for income tax recovery/expense to the actual provision for income tax recovery/expense reported in the consolidated statements of operations for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Loss before income taxes	$(18,172)	$(15,623)
Expected income tax recovery at Canadian statutory income tax rate of 26.5% (2012 – 26.5%)	(4,815)	(4,141)
Permanent differences	1,126	1,040
Effect of change in tax rates	90	(1,199)
Effect of unused tax credits	667	—
Reversal of previously recognized foreign tax credits	—	(84)
Foreign withholding taxes paid	84	129
Foreign rate differential	(588)	—
Increase (decrease) in valuation allowance	3,357	3,152

Provision for income tax recovery	$(79)	$(1,103)

During the years ended December 31, 2013 and 2012, the reported loss before income taxes includes foreign losses of $3,239 and $2,907, respectively.

2013 Financial Results	11

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The significant components of the Company’s future income tax assets and liabilities as at December 31, 2013 and 2012 are as follows:

	2013	2012
Tax loss carryforwards	$32,981	$20,481
Scientific research and experimental development (“SR&ED”) carryforwards	5,345	5,352
Harmonization asset	—	677
Share issue costs	497	831
Investment tax credits	4,571	4,564
Accounts payable and accrued liabilities	3,102	4,759
Difference between tax and book value of finance obligations	(985)	—
Difference between tax and book value of capital and intangible assets	(7,694)	(8,252)
Difference between tax and book value of loan receivable	42	31

Total future income tax asset	37,859	28,443
Valuation allowance	(10,983)	(7,626)

Net future income tax asset	$26,876	$20,817

Management has assigned probabilities to the Company’s expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the future income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period. The valuation allowance consists of $6,327 in Canada and $4,656 in the US.

As at December 31, 2013, the Company had unused non-capital tax losses of approximately $108,283 (2012 – $54,821) and SR&ED expenditure pool totaling $20,198 (2012 – $20,198) that are due to expire as follows:

	SR&ED Expenditure Pool	Tax Losses
2022	$—	$203
2023	—	603
2024	—	616
2025	—	11,882
2026	—	444
2027	—	91
2028	—	1
2029	—	3,887
2030	—	30,776
2031	—	8,901
2032	—	9,000
2033	—	41,879
Indefinite	20,198	—

	$20,198	$108,283

2013 Financial Results	12

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company also has investment tax credits of $6,171, that expire in various amounts from 2017 to 2032, and $22,068 of capital losses carried forward with no expiry date. Investment tax credits, which are earned as a result of qualifying SR&ED expenditures, are recognized and applied to reduce income tax expense in the year in which the expenditures are made and their realization is reasonably assured.

A reconciliation of the beginning and ending amounts of uncertain income tax benefits for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Balance at January 1	$—	$—
Tax postions related to current year:
Additions	—	—
Reductions	—	—
Tax postions related to prior years:
Additions	—	—
Reductions	—	—

Balance at December 31	$—	$—

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax provision. In the years ended December 31, 2013 and 2012, there were no interest or penalties included in the income tax provision.

The Company files Canadian and U.S. federal and state income tax returns. The Company is subject to examination by the tax authorities for the tax years ended 2008 through 2013.

4.	LOAN RECEIVABLE

On October 19, 2012 (the “Closing Date”), the Company advanced a term loan facility in the amount of $1,000 to Montebello Technologies LLC (the “Borrower”). The loan bears interest at 15% per annum, compounded annually and a maturity date of October 18, 2017 at which time the outstanding principal and accrued interest is to be fully repaid. The term loan facility is collateralized by a general security agreement.

In accordance with the terms and conditions of the loan agreement the use of the funds is solely and exclusively for the purchase and monetization of patents and for the period commencing on the Closing Date to and including the tenth anniversary of the Closing Date, the Company will be entitled to receive (a) 15% of the first $10 million in gross revenue and (b) 10% of all gross revenue over the first $10 million realized by the Borrower from any patents acquired utilizing the term loan facility.

To estimate the fair value, at inception, the Company considered the estimated future cash flow projections using an effective interest rate of 18%.

2013 Financial Results	13

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The carrying value of the term loan facility is as follows:

	As at December 31, 2013	As at December 31, 2012
15% Term loan facility	$1,000	$1,000
Unamortized discount	(110)	(119)
Accrued interest	185	30

Net carrying amount	$1,075	$911

5.	FURNITURE AND EQUIPMENT

	Cost	Accumulated Depreciation	Net Book Value
As at December 31, 2013
Leasehold improvements	$1,211	$48	$1,163
Computer equipment and software	2,632	2,130	502
Furniture and equipment	791	297	494

	$4,634	$2,475	$2,159

As at December 31, 2012
Leasehold improvements	$585	$483	$102
Computer equipment and software	2,469	1,433	1,036
Furniture and equipment	361	227	134

	$3,415	$2,143	$1,272

The Company purchased furniture and equipment totaling $1,795 during 2013 (2012 – $403). During 2013, the Company disposed of leasehold improvements with a cost and accumulated amortization totaling $576 and $496, respectively.

2013 Financial Results	14

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.	PATENTS

	Cost	Accumulated Amortization	Net Book Value
As at December 31, 2013
Patents	$283,504	$133,479	$150,025

As at December 31, 2012
Patents	$222,574	$105,728	$116,846

The Company purchased patents totaling $61,020 during 2013 (2012 – $22,676) and recorded amortization expense of $27,798 (2012 – $24,794). During 2013, the Company disposed of patents with a cost and accumulated amortization totaling $90 and $47, respectively.

The estimated future amortization expense of patents as of December 31, 2013 is as follows:

Year ending December 31:	Amount
2014	$31,662
2015	31,274
2016	24,106
2017	13,499
2018	9,026

$109,567

7.	GOODWILL

At December 31, 2013 and 2012, the fair value of the reporting unit exceeded its carrying value. Accordingly, the Company determined that goodwill was not impaired and no further testing was performed.

8.	PATENT FINANCE OBLIGATIONS

On January 27, 2011, the Company acquired certain patents for future considerations while entering into a licensing agreement with the same counter-party. The Company has accounted for the non-monetary transaction at fair value using the income approach to value the patents acquired. To estimate the fair value, the Company considered the estimated future royalties, related costs and applied a discount rate of 16.5%. The obligation is based on the quarterly discounted payment stream of $688 and an effective interest rate of 4.75%.

As at December 31, 2013, the current and long-term portion of this obligation is $2,670 and nil, respectively.

On June 18, 2013, the Company acquired the right to license certain patents, the consideration for which is to be fully paid on or before June 18, 2023; however; the timing of the payments is subject to the Company entering into certain future license agreements with third-parties. The Company has set up the liability based on its expected payment schedule using a discount rate of 6.0%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for revolving debt with no fixed payments.

As at December 31, 2013, the current and long-term portion of this obligation is $13,785 and $13,236, respectively.

2013 Financial Results	15

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On September 13, 2013, the Company acquired certain patents to be determined at a future date while entering into a licensing agreement with the same counter-party. The obligation is based on the quarterly payment stream of $1,389 using a discount rate of 4.5%. The discount rate is an estimate of a risk-adjusted rate giving consideration to rates for secured term debt with fixed payments over a five year term.

As at December 31, 2013, the current and long-term portion of this obligation is $3,025 and $19,316, respectively.

The current and long-term portions of these obligations are reflected as follows:

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2013
Patent finance obligation, due December 27, 2014	$2,670	$—	$2,670
Patent rights finance obligation, due June 18, 2023	28,000	(979)	27,021
Patent finance obligation, due August 18, 2018	25,000	(2,659)	22,341

	55,670	(3,638)	52,032
Current portion			(19,480)

			$32,552

	Gross	Unamortized Discount	Net Carrying Amount
As at December 31, 2012
Patent finance obligation, due December 27, 2014	$5,217	$—	$5,217
Current portion			(2,547)

			$2,670

Payments are expected to be as follows:

2014	$20,836
2015	19,556
2016	5,556
2017	5,556
2018 and thereafter	4,166

$55,670

9.	CONVERTIBLE DEBENTURES

On January 31, 2012, the Company repaid in cash the aggregate principal amount of the outstanding Debentures of CDN $228,456 and accrued and unpaid interest of CDN $5,445.

2013 Financial Results	16

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Debenture financing costs for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012

Accretion of debt discount	$—	$(25,175)
Financing costs	—	(1,746)
Foreign exchange loss on debenture	—	(4,217)

	$—	$(31,138)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at December 31, 2013	As at December 31, 2012
Trade payables	$4,326	$7,655
Accrued compensation	2,918	2,198
Accrued legal costs	680	2,513
Dividends	4,527	4,272
Success fee obligation	4,358	4,401
Patent acquisition liability	5,000	—
Accrued other	3,203	1,367

	$25,012	$22,406

The success fee obligation is pursuant to the Company’s engagement with a law firm, for which the firm is entitled to a percentage of proceeds actually received from certain license agreements signed by the Company related to certain litigation matters concluded in 2011 in which the firm was representing the Company. Should the Company collect these amounts as contemplated in the agreements, the firm will be entitled to the entire success fee of $27,986. For the year ended December 31, 2011, the Company accrued the full, undiscounted amount of the success fee obligation.

2013 Financial Results	17

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The current and long term portion of this liability is reflected as follows:

	As at December 31, 2013	As at December 31, 2012
Success fee obligation	$11,406	$15,301
Current portion	(4,358)	(4,401)

	$7,048	$10,900

The Company acquired certain patents on December 13, 2013 for $5,000 of which $1,000 is due on January 13, 2014 and $4,000 is due on April 1, 2014.

11.	SHARE CAPITAL

a)	Authorized

Unlimited number of common shares.

6,350.9 special preferred, redeemable, retractable, non-voting shares.

An unlimited number of preferred shares, issuable in series.

b)	Issued and Outstanding

The issued and outstanding common shares of WiLAN, along with equity instruments convertible into common shares, are as follows:

	As at December 31, 2013	As at December 31, 2012
Common shares	119,909,016	121,540,562
Securities convertible into common shares
Stock options	10,340,968	8,185,949
Deferred stock units (DSUs)	89,198	79,792

	130,339,182	129,806,303

As at December 31, 2013, no preferred shares or special preferred shares were issued or outstanding.

2013 Financial Results	18

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

c)	Common Shares

	Number	Amount
December 31, 2011	123,236,813	$436,606

Issued on exercise of stock options	1,173,249	3,078
Transfer from additional paid-in capital on exercise of options	—	1,514
Issued on sale of shares under Employee Share Purchase Plan	55,600	231
Repurchased under normal course issuer bid	(2,925,100)	(10,362)

December 31, 2012	121,540,562	$431,067

Issued on exercise of stock options	205,254	478
Transfer from additional paid-in capital on exercise of options	—	243
Issued on sale of shares under Employee Share Purchase Plan	66,400	196
Repurchased under normal course issuer bid	(1,903,200)	(6,746)

December 31, 2013	119,909,016	$425,238

The Company paid quarterly cash dividends as follows:

	2013		2012
	Per Share	Total	Per Share	Total
1st Quarter	$0.035	$4,234	$0.025	$3,041
2nd Quarter	0.040	4,867	0.030	3,679
3rd Quarter	0.040	4,848	0.030	3,663
4th Quarter	0.040	4,421	0.035	4,234

	$0.155	$18,370	$0.120	$14,617

The Company declared quarterly dividends as follows:

	2013	2012
1st Quarter	$0.040	$0.030
2nd Quarter	0.040	0.030
3rd Quarter	0.040	0.035
4th Quarter	0.040	0.035

2013 Financial Results	19

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

On December 13, 2011, the Company received regulatory approval to make a normal course issuer bid (the “2011 NCIB”) through the facilities of the TSX. Under the 2011 NCIB, the Company was permitted to purchase up to 6,183,347 common shares. The 2011 NCIB commenced on December 15, 2011 and was completed on March 3, 2012. The Company repurchased 1,975,100 common shares under the 2011 NCIB during the three months ended March 31, 2012 for a total of $10,836.

On March 13, 2012, the Company received regulatory approval to make a normal course issuer bid (the “2012 NCIB”) through the facilities of the TSX. Under the 2012 NCIB, the Company is permitted to purchase up to 9,500,000 common shares. The 2012 NCIB commenced on March 15, 2012 and was completed on December 13, 2012. The Company repurchased 950,000 common shares under the 2012 NCIB for a total of $4,893.

On March 7, 2013, the Company received regulatory approval to make a normal course issuer bid (the “2013 NCIB”) through the facilities of the TSX. Under the 2013 NCIB, the Company is permitted to purchase up to 11,846,843 common shares. The 2013 NCIB commenced on March 11, 2013 and is expected to be completed on March 10, 2014. The Company repurchased 1,903,200 common shares under the 2013 NCIB during the twelve months ended December 31, 2013 for a total of $7,134.

The Company records share repurchases as a reduction to shareholders’ equity. A portion of the purchase price of the repurchased shares is recorded as a decrease to additional paid-in capital when the price of the shares repurchased exceeds the average original price per share received from the issuance of Common Stock. During the year ended December 31, 2013, the cumulative price of the shares repurchased exceeded the proceeds received from the issuance of the same number of shares. The excess of $388 was recorded as a decrease to additional paid-in capital for the year ended December 31, 2013 (for the year ended December 31, 2012 – $5,367).

d)	Stock Options

WiLAN has an Option Plan, a DSU plan, an Employee Stock Purchase Plan, and a RSU plan for its directors, employees and consultants. The current RSU plan calls for settlement only in cash. The Option Plan, the DSU plan and the Employee Stock Purchase Plan are considered “security based compensation arrangements” for the purposes of the TSX. The Company is authorized to issue up to an aggregate of 10% of its outstanding common shares under these “security based compensation arrangements”, with the common shares authorized for issuance under the DSU plan limited to 246,348 and under the Employee Purchase Plan limited to 360,800. The options vest at various times ranging from immediate vesting on grant to vesting over a three to four year period. Options generally have a six-year life.

2013 Financial Results	20

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Option activity for the years ended December 31, 2013 and 2012 was as follows:

		Price per Share			Exercisable Options
	Number of Options	Price Range		Weighted Average	Number	Weighted Average
December 31, 2011	8,821,980	$0.72	$7.09	$4.60	2,657,192	$3.12

Granted	1,660,614	4.94	5.05	5.02
Exercised	(1,173,249)	1.88	5.01	2.63
Forfeited	(1,123,396)	1.42	7.09	5.59

December 31, 2012	8,185,949	$1.42	$7.09	$4.83	3,637,490	$4.21

Granted	2,872,800	3.37	4.37	4.09
Exercised	(205,254)	1.88	4.50	2.39
Forfeited	(512,527)	3.33	7.09	5.87

December 31, 2013	10,340,968	$1.88	$7.09	$4.62	5,314,786	$4.61

The Company uses the Black-Scholes model for estimating the fair value of options granted, with the following weighted average assumptions:

	2013	2012
Risk free interest rate	1.3%	1.3%
Volatility	43%	49%
Expected option life (in years)	3.6	3.6
Dividend yield	3.4%	2.1%
Forfeiture rate	4.5%	9.4%

The weighted average fair value per option granted during the year ended December 31, 2013 was CDN $1.15 (2012 – CDN $1.65).

The intrinsic value of options exercised was CDN $465 for the year ended December 31, 2013 (2012 – CDN $2,966). Intrinsic value is the total value of exercised options based on the price of the Company’s common shares at the time of the exercise less the proceeds received from the employees to exercise the options.

The intrinsic value of the exercisable options was $1,259 as at December 31, 2013.

The total fair value of options vested was $3,917 for the year ended December 31, 2013.

As of December 31, 2013, there was $4,215 of total unrecognized stock-based compensation cost, net of expected forfeitures, related to unvested stock-based compensation arrangements granted under the stock option plan. This cost is expected to be recognized over a weighted average period of 1.95 years.

2013 Financial Results	21

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Details of the outstanding options at December 31, 2013 are as follows:

Range of Exercise Prices		Outstanding Options at December 31, 2013	Remaining Term of Options in Years	Weighted Average	Exercisable Options at December 31, 2013	Weighted Average
$—	$2.00	367,532	0.42	$1.86	367,532	$1.86
2.01	3.00	694,367	1.96	2.53	694,367	2.53
3.01	4.00	972,488	5.39	3.47	63,988	3.39
4.01	7.09	8,306,581	3.95	5.05	4,188,899	5.21

$1.88	$7.09	10,340,968	3.83	$4.62	5,314,786	$4.61

Stock-based compensation expense for the year ended December 31, 2013 was $4,192 (2012 – $3,894). The following provides a summary of the stock-based compensation expense for the years ended December 31, 2013 and 2012:

	2013	2012
Cost of revenue	$1,128	$940
Research and development	611	359
Marketing, general and administration	2,453	2,595

	$4,192	$3,894

During the year ended December 31, 2013, 512,527 stock options were forfeited as they related to former employees.

e)	Deferred Stock Units

The Company has a Deferred Stock Unit (“DSU”) plan as a tool to assist in the retention of selected employees and directors and to help conserve the Company’s cash position. Under the DSU plan, DSUs may be awarded and will become due when the conditions of retention have been met and employment terminated or completed. The value of each DSU is determined in reference to the Company’s common share price, and the DSU value is payable in either cash or shares at the Company’s option.

DSUs issued and outstanding as at December 31, 2013 were 89,198 (2012 – 79,792). The liability recorded in respect of the outstanding DSUs was $301 as at December 31, 2013 (2012 – $366). The change in the liability is recorded as compensation expense.

During the year ended December 31, 2013, DSUs were granted to certain directors in lieu of cash for their quarterly fees earned and dividends paid during the year ended December 31, 2012.

f)	Restricted Share Units

The Company implemented a Restricted Share Unit (“RSU”) plan for certain employees and directors in January 2007. Under the RSU plan, units are settled in cash based on the market value of WiLAN’s common shares on the dates when the RSUs vest. The accrued liability and related expense for the RSUs are adjusted to reflect the market value of the common shares at each balance sheet date. The liability recorded in respect of the vested RSUs was $579 as at December 31, 2013 (2012 – $1,156). The change in the liability is recorded as compensation expense.

2013 Financial Results	22

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

RSU activity for the years ended December 31, 2013 and 2012 was as follows:

Number of RSUs
December 31, 2011	559,746

Granted	274,900
Settled	(235,879)
Forfeited	(75,581)

December 31, 2012	523,186

Granted	143,365
Settled	(272,989)
Forfeited	(32,248)

December 31, 2013	361,314

During the year ended December 31, 2013, 32,248 RSUs (2012 – 75,581) were forfeited as they related to former employees.

g)	Per Share Amounts

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	2013	2012
Basic weighted average common shares outstanding	120,856,511	121,451,967
Effect of options	—	—

Diluted weighted average common shares outstanding	120,856,511	121,451,967

The effect of options totaling 487,092 for fiscal 2013 (2012 – 987,893), were anti-dilutive.

2013 Financial Results	23

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

12.	FINANCIAL INSTRUMENTS

The Company is exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, collection of accounts receivable and loan receivable, settlement of liabilities and management of cash and cash equivalents.

Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalent, and short-term investments: The carrying amount approximates fair value because of the short maturity of those instruments.

Loan receivable: The fair value is estimated based on quoted market prices for those or similar investments.

Patent finance obligations: The fair values are estimated based on the quoted market prices for those or similar instruments or on the current rates offered to the Company for debt of similar terms.

Foreign exchange contracts: The fair value of foreign currency contracts is estimated by obtaining quotes from brokers.

The estimated fair values of the Company’s financial instruments are as follows:

	Hierarchy Level	As at December 31, 2013		As at December 31, 2012
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	1	$130,394	$130,394	$175,246	$175,246
Short-term investments	1	1,457	1,457	1,617	1,617
Loan receivable	2	1,075	1,075	911	911
Patent finance obligations	2	52,032	52,032	5,217	5,217
Foreign exchange contracts	2	(668)	(668)	—	—

As of December 31, 2013, the Company held foreign exchange forward contracts totaling approximately $32,000 which mature at various dates through to January 2015. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Credit risk

Credit risk is the risk of financial loss to the Company if a licensee or counter-party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, loan receivable, and forward foreign exchange contracts.

The Company’s cash and cash equivalents, and short-term investments consist primarily of deposit investments that are held only with Canadian chartered banks. Management does not expect any counter-parties to fail to meet their obligations.

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

2013 Financial Results	24

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company’s exposure to credit risk with its accounts receivable from licensees is influenced mainly by the individual characteristics of each licensee. The Company’s licensees are for the most part, manufacturers and distributors of telecommunications and consumer electronics products primarily located in the United States, Canada, Taiwan, Korea, Japan, Hong Kong and China. Credit risk from accounts receivable encompasses the default risk of the Company’s licensees. Prior to entering into licensing agreements with new licensees the Company assesses the risk of default associated with the particular company. In addition, on an ongoing basis, management monitors the level of accounts receivable attributable to each licensee and the length of time taken for amounts to be settled and where necessary, takes appropriate action to follow up on those balances considered overdue. The Company has had no significant bad debts for any periods presented.

Two licensees individually accounted for 20% and 14%, respectively of revenues from royalties for the year ended December 31, 2013 (for the year ended December 31, 2012 – two licensees individually accounted for 23% and 14%, respectively). Management does not believe that there is significant credit risk arising from any of the Company’s licensees for which revenue has been recognized. However, should one of the Company’s major licensees be unable to settle amounts due, the impact on the Company could be significant. The maximum exposure to loss arising from accounts receivable is equal to their total carrying amounts. At December 31, 2013, three licensees individually accounted for 58%, 17%, and 10%, respectively of total accounts receivable (December 31, 2012 – one licensee individually accounted for 44% of total accounts receivable).

Financial assets past due

The following table provides information regarding the aging and collectability of the Company’s accounts receivable balances as at December 31, 2013:

Current	$1,480
Past due 1 – 30 days	9,203
Past due 31 – 60 days	5
Past due 61 – 90 days	—
Over 91 days past due	1,504
Less allowance for doubtful accounts	(193)

$11,999

The definition of items that are past due is determined by reference to terms agreed with individual licensees. As at January 30, 2013, approximately $10,073 of past due amounts have been collected. None of the amounts outstanding have been challenged by the respective licensees and the Company continues to conduct business with them on an ongoing basis. Accordingly, management has no reason to believe that this balance is not fully collectable in the future.

The Company reviews financial assets past due on an ongoing basis with the objective of identifying potential matters which could delay the collection of funds at an early stage. Once items are identified as being past due, contact is made with the respective company to determine the reason for the delay in payment and to establish an agreement to rectify the breach of contractual terms. At December 31, 2013, the Company had a provision for doubtful accounts of $193 (2012 – $193) which was made against accounts receivable where collection efforts to date have been unsuccessful.

2013 Financial Results	25

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.

At December 31, 2013, the Company had cash and cash equivalents and short-term investments of $131,851, credit facilities of $8,000 and accounts receivable of $11,999 available to meet its obligations.

Market risk

Market risk is the risk to the Company that the fair value of future cash flows from its financial instruments will fluctuate due to changes in interest rates and foreign currency exchange rates. Market risk arises as a result of the Company generating revenues in foreign currencies.

Interest rate risk

The only financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short-term investments. The Company’s objectives of managing its cash and cash equivalents and short-term investments are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company’s banks so that they earn interest. When placing amounts of cash and cash equivalents into short-term investments, the Company only places investments with Canadian chartered banks and ensures that access to the amounts placed can be obtained on short-notice. A one percent increase/decrease in interest rates could have resulted in an approximate increase/decrease to investment income of $1,319.

Currency risk

A portion of WiLAN’s revenues and operating expenses are denominated in Canadian dollars. Because the Company reports its financial performance in US dollars, WiLAN’s operating results are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar. Any decrease in the value of the Canadian dollar relative to the US dollar has an unfavourable impact on Canadian dollar denominated revenues and a favourable impact on Canadian dollar denominated operating expenses. Approximately 11% of the Company’s cash and cash equivalents and short term investments are denominated in Canadian dollars and are subject to changes in the exchange rate of the Canadian dollar relative to the US dollar.

For the year ended December 31, 2013, the Company had revenues and expenses denominated in Canadian dollars of approximately nil and $16,412, respectively. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $16,412 and adversely affect net earnings of the Company.

At December 31, 2013, the Company had Canadian dollar denominated cash and cash equivalents and short-term investments, and accounts receivable balances of approximately $14,930 and nil respectively, offset by accounts payable and accrued liabilities totaling approximately $8,561. Fluctuations in foreign currency rates between the U.S. and Canadian dollars could impact the net exposure approximating $6,369 and adversely affect net earnings of the Company.

A one cent increase/decrease in foreign currency rates between the U.S. and Canadian dollars could have resulted in an approximate increase/decrease to net and comprehensive loss of $47.

2013 Financial Results	26

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

The Company may manage the risk associated with foreign exchange rate fluctuations by, from time to time, entering into forward foreign exchange contracts and engaging in other hedging strategies. To the extent that WiLAN engages in risk management activities related to foreign exchange rates, it may be subject to credit risks associated with the counterparties with whom it contracts.

The Company’s objective in obtaining forward foreign exchange contracts is to manage its risk and exposure to currency rate fluctuations related primarily to future cash inflows and outflows of Canadian dollars. The Company does not use forward foreign exchange contracts for speculative or trading purposes.

13.	COMMITMENTS AND CONTINGENCIES

a)	Litigation

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

Management has evaluated the likelihood of an unfavourable outcome and determined that no amount should be accrued with respect to any outstanding matters.

b)	Operating lease

The Company has lease agreements for office space and equipment with terms extending to 2023. The aggregate minimum annual lease payments under these agreements are as follows:

Amount
2014	$672
2015	674
2016	634
2017	553
2018 and thereafter	2,730

$5,263

c)	Other

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights, based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. To date, no amounts have been accrued.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at December 31, 2013, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

2013 Financial Results	27

Wi-LAN Inc.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

14.	RESTRUCTURING CHARGES

During June 2012, the Company undertook a workforce reduction which resulted in a restructuring charge of $418. The components of the charge included $300 for severance, benefits and other costs associated with the termination of the affected employees, and $118 for lease obligations. In addition, the Company wrote-off $209 of assets related to this workforce reduction which was included in marketing, general and administration expense.

The following table summarizes details of the Company’s restructuring charges and related reserves:

Description	Workforce Reduction	Lease Obligation	Total
Charges	$300	$118	$418
Cash payments	(300)	(21)	(321)

Balance of provision as at December 31, 2012	$—	$97	$97
Charges	—	—	—
Cash payments	—	(59)	(59)

Balance of provision as at December 31, 2013	$—	$38	$38

15.	SUPPLEMENTAL CASH FLOW INFORMATION

	2013	2012
Net interest paid (received) in cash, included in operations	$(554)	$4,151
Taxes paid	3,082	3,182
Patents acquired under deferred financing arrangement	48,509	—

During the year ended December 31, 2013, cash utilized to acquire furniture and equipment included leasehold improvements totaling $1,202.

16.	RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the year ended December 31, 2013, consulting services have totaled $98 (year ended December 31, 2012 – Nil) all of which had been paid as at year end.

2013 Financial Results	28